The Acquisition Agreement of Pan County Ping Yi Coal Mine With Baoxing Economic and Trade Co.

(English Translation)

Party A: Guizhou Province Pan County Pingguan town Ping Yi Coal Mine (“PingYi” or the “Company”)

Legal Representative: Bao Guo Zhang

Party B: Yunnan province Fuyuan County Baoxing Economic and Trade Co., Ltd.(“Baoxing”)

Legal Representative: Tony H Y Li

Under the consolidation policy, Party A is currently expanding its existing 150,000 tons annual coal production capacity toward a 300,000 tons capacity, and is building a new coal washing factory (DMS type) with an annual output of approx. 600,000 tons of washed coal (to be completed approximate in June 2010). These expansions are a huge task to the Company, resulting lack of time for daily management as well as tight working capital.

Party B is a subsidiary of L&L Energy, Inc. (“L&L”), which is a U.S. public traded company. Baoxing has engaged in energy business over 10 years in China, has coal mining skills and management experience of operating coal. Both parties (Baoxing and Ping Yi) have been working as strategic partners for many years with good relationship.

To fully utilize Party B’s US name, management, technology, and capital for increase of Party A’s mining and coal washing economic benefits, both parties via friendly discussions, pursuant to relevant laws and regulations and on a mutual voluntary basis, agree that Party B acquires 100% of Party A, that:

I.	Due to the consummation of the Merger, both parties agree that the Previous Subcontracting Contract shall be terminated and superseded by this Agreement.

II.	Company Name Before Acquisition: Pan County Pingguan town Ping Yi Coal Mine.

III.	Company Name After Acquisition: Pan County Pingguan town Ping Yi Coal Mine, with Legal Representative; Mr. Bao Guo Zhang.

IV.	Acquisition Method: Party B shall fully-fund the acquisition of Ping Yi Coal Mine. After Party A receives the funds, it shall start changing the business registration and other relevant business licenses of Party A. To ensure a smooth transition of the acquisition, Tony Li (on behalf of Part B) has taken management control of the Ping Yi Coal operation on November 1, 2009.

V.	Amount for Acquisition: The total amount for acquisition is USD $3,955,041. There are three (3) considerations for the purchase transaction: 1) USD 585,652 (RMB 4,000,000), can be paid either in cash or in L&L common shares, subject to agreement by both parties based on a valuation report (on November 1, 2009) 2) the 9% equity (USD 573,677) of LEK (Lieurkong Machinery Co., Ltd., which seller can use to promote its future air compressor business) and 3) all receivables held by L&L Energy Inc. (or under its prior name) equivalent to USD 2,795,713 which can be collected from LEK customers). As an initial deposit of RMB 5,000 was made on November 1, Baoxing should pay the remaining of the first RMB 1 million in cash (1,000,000 RMB) within 10 days after signing of this agreement. The LEK equity and receivables will be settled in 80 days after signing of this agreement.

VI.	Debts and Liabilities: Prior to the issuance of pre-acquisition audit and valuation reports of Party A which was acquired on November 1, 2009, Party B will assume all debts as of the acquisition date and all debts subsequent to the acquisition date, if any, of Party A shall belong to the original owner of Ping Yi Coal Mine. After issuance of the pre-acquisition audit and valuation reports for the financial status on November 1, 2009, Party B shall assume all debts and liabilities after that date.

VII.	The acquisition of Ping Yi Coal Mine is effective November 1, 2009.

VIII.	Party B’s Duties and Obligations

1.	The American investor (L&L) is responsible to inject the purchase capital from the United States to Party A’s bank account. Party A and Party B will jointly convert such foreign currency from USD to RMB, and to transfer the converted RMB into Party A’s bank account. Party B will monitor Party A use of fund.

2.	Transfer of all LEK’s equity and receivables (owned by buyer) to Seller are to be solely guaranteed by LEK in writing (to Seller), which are to be completed in 80 days after the contract signing.

3.	Party B will provide advanced production skill and management to Party A.

4.	Party B will guide Party A on financial management.

5.	During the acquisition process, Party A will not disrupt Party B’s daily operation

IX.	Party A’s Duties and Obligations

1.	Party A shall use the injected funds only for its operations.

2.	Party A shall change related operation permits immediately

3.	Party A shall retain good management, production safety, and normal daily operation.

4.	Party A shall apply for an expanded 300,000 tons of annual coal production capacity as soon as possible, once facility is smoothly operated.

X.	Dispute Resolution

The parties should settle any dispute arising from interpretation or performance in connection with this Agreement through friendly negotiation. In case no settlement can be reached, the dispute should be settled by Yunnan Province Foreign Investment Arbitration Commission.

This Agreement is effective on November 1, 2009, after execution by the representatives of Party A and Party B.

Party A: Guizhou Province Pan County Pingguan town Ping Yi Coal Mine

Representative: /s/ Bao Guo Zhang

Party B: Yunnan province Fuyuan county Baoxing Economic and Trade Co.

Representative: /s/ Tony H Li Date: January 21, 2010